For Immediate Release

BCE reports results of conversion of its series R preferred shares into series Q preferred shares

MONTRÉAL, November 18, 2025 – BCE Inc. (TSX, NYSE: BCE) today announced that none of its fixed rate Cumulative Redeemable First Preferred Shares, Series R (Series R Preferred Shares) will be converted into floating rate Cumulative Redeemable First Preferred Shares, Series Q (Series Q Preferred Shares) on December 1, 2025.

On October 17, 2025, BCE notified holders of Series R Preferred Shares that they could elect to convert their shares into Series Q Preferred Shares subject to the terms and conditions attached to those shares. Only 6,025 of BCE’s 7,115,900 Series R Preferred Shares were tendered for conversion on December 1, 2025 into Series Q Preferred Shares. As this would result in there being less than one million Series Q Preferred Shares outstanding, no Series R Preferred Shares will, as per the terms and conditions attached to those shares, be converted on December 1, 2025 into Series Q Preferred Shares. Shareholders who had elected to convert their Series R Preferred Shares will be receiving, by December 1, 2025, share certificates representing the number of Series R Preferred Shares tendered for conversion.

The Series R Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbol BCE.PR.R. The Series R Preferred Shares will pay on a quarterly basis, for the five-year period beginning on December 1, 2025, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual dividend rate of 4.733%.

About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

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Krishna Somers

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